April 23, 2015

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Stephen Krikorian, Accounting Branch Chief
Katherine Wray, Staff Attorney
Amanda Kim, Staff Accountant
Christine Dietz, Assistant Chief Accountant

Re:	Paylocity Holding Corporation
Form 10-K for the Year Ended June 30, 2014
Filed August 22, 2014
File No. 001-36348

Ladies and Gentlemen:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on April 15, 2015, regarding the Form 10-K of Paylocity Holding Corporation (the “Company”) for the year ended June 30, 2014 (File No. 001-36348), which was filed with the Commission on August 22, 2014 (the “10-K”).

This letter restates the numbered comments of the Staff set forth in the letter dated April 15, 2015, and the discussion set out below each comment is the Company’s response.  Page references in this letter are to page numbers in the 10-K.

Other

1. We note that your earnings calls on August 14, 2014, November 6, 2014, and February 5, 2015 discuss research and development, sales and marketing expenses and general administrative costs on a combined non-GAAP basis. However, we are unable to locate the reconciliation of such non-GAAP measures to the most comparable GAAP measures in your earnings releases, website or filings. Please tell us what consideration was given to providing reconciliations of these non-GAAP measures in accordance with Regulation G.

Response:  The Company respectfully advises the Staff that the Current Report on Form 8-K filed with respect to each of the earnings calls referenced above provided a reconciliation of its GAAP operating loss to Non-GAAP operating loss, thereby providing the aggregate amount of adjustments to operating expenses.

Taking into account the Staff’s comment, the Company respectfully advises the Staff that in future filings it will specifically provide a reconciliation of non-GAAP operating expense line items such as research and development costs, sales and marketing expenses and general and administrative costs, to the most comparable GAAP measures in the reconciliation tables provided in the release. The format will be similar to the sample format presented below for sales and marketing.

	Three months Ended December 31,
	2013	2014
Reconciliation from sales and marketing to non-GAAP sales and marketing:
Sales and marketing	$5,423	$9,401
Stock-based compensation expense and employer payroll taxes related to stock releases and option exercises	—	910
Non-GAAP sales and marketing	$5,423	$8,491

Form 10-K for the fiscal year ended June 30, 2014 Signatures and Power of Attorney, page 54

2. Please note that your annual report on Form 10-K must be signed by your controller or principal accounting officer. Any person who occupies more than one of the specified positions should indicate each capacity in which he or she signs the report. Please refer to General Instruction D(2) of Form 10-K and advise.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that the Company’s principal financial officer and principal accounting officer is Peter J. McGrail. The Company confirms that in future filings on Form 10-K, the Company will identify Mr. McGrail, or his duly appointed successor, as also being the principal accounting officer on the signature page.

Consolidated Financial Statements

Note 19 Subsequent Events, page F-21

3. We note your disclosure of the date through which you have evaluated subsequent events. Please note that this disclosure is only required if an entity is not a SEC filer. See ASC 855-10-50-1. Similar concerns apply to your Forms 10-Q. Please confirm that you will remove this disclosure in future filings.

Response:  The Company acknowledges the Staff’s comments with respect to the Subsequent Event footnote and the requirements of ASC 855-10-50-1. The Company confirms that it will remove this disclosure in future filings.

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The Company acknowledges that:

•                the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at: (847) 873-8358 if you have any questions.

Very truly yours,

Paylocity Holding Corporation

By:	/s/ Steven R. Beauchamp

Name:	Steven R. Beauchamp
Title:	Chief Executive Officer

Cc:                             John J. Gilluly III, P.C. (DLA Piper LLP (US))